FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM REPORTS FIRST QUARTER 2017 FINANCIAL AND OPERATING RESULTS

  Encouraging preliminary clinical observations suggesting activity of TTI-621 both as a single agent and in combination therapy

  Expanded pharmacology data set demonstrating increased half-life and receptor occupancy with repeated weekly dosing

TORONTO, May 12, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today provided a corporate update and reported financial results for the three months ended March 31, 2017.

“With continued strong recruitment at eight clinical sites across North America, we were recently able to provide preliminary observations from our TTI-621 trial in hematologic malignancies,” said Dr. Niclas Stiernholm, president and CEO of Trillium Therapeutics. “We find it encouraging to see that TTI-621 appears to have activity both in a single agent setting and in combination with rituximab. We look forward to providing additional details at an upcoming scientific conference by year-end.”

Corporate Update:

•

In April 2017, the company reported preliminary data from the expansion phase of its TTI-621 (SIRPaFc) clinical trial where 3 of 6 patients in the TTI-621/ rituximab combination cohort who have had at least one interval PET/CT restaging obtained partial metabolic responses, as demonstrated by decreased tumor activity on PET/CT scans, and one patient in the AML cohort with minimal residual disease obtained a complete molecular remission.

•	In February, Trillium presented additional pharmacology data from its ongoing Phase 1a/1b trial of TTI-621 at the ASCO-SITC Clinical Immuno-Oncology Symposium. These data suggest that:
o	repeat weekly dosing of TTI-621 leads to a longer half-life and accumulation of circulating drug, overcoming the platelet antigen sink;
o	the transient decrease in platelets observed immediately following TTI-621 exposure was attenuated in most patients receiving multiple infusions;
o

compared to the initial infusion, the extent and duration of CD47 occupancy on peripheral leukocytes was elevated following the sixth dose suggesting increased receptor occupancy on circulating leukemic blast cells; and

o	increases in cytokines associated with macrophage activation are consistent with rapid engagement of the innate immune system.

•

In January, Trillium initiated dosing in its second Phase 1 clinical trial with TTI-621 in patients with relapsed or refractory percutaneously-accessible solid tumors and mycosis fungoides. To our knowledge, the patients in this trial are the first to ever receive an intratumoral injection of a CD47 blocking agent.

•

Trillium announced the expansion of its CD47 franchise with plans to advance its second SIRPaFc fusion protein, TTI-622, into clinical testing with the filing of an IND submission by the end of 2017. TTI-622 contains an IgG4 Fc region and is thus anticipated to have a different pharmacologic profile and enable greater exposures in patients than TTI-621 (IgG1 Fc). Like TTI-621, TTI-622 does not bind human erythrocytes, and the company believes that this property could give TTI-622 best-in- class status among IgG4-based CD47 blocking agents currently in development.

First Quarter 2017 Financial Results
(Amounts in Canadian dollars)

As of March 31, 2017, Trillium had cash and marketable securities of $41.3 million compared to $50.5 million at December 31, 2016. The decrease in cash for the period was due mainly to the use of $8.8 million for operations.

Net loss for the three months ended March 31, 2017 of $11.5 million was higher than the loss of $7.2 million for the three months ended March 31, 2016. The net loss was higher due mainly to increased research and development program expenses of $2.8 million, higher personnel costs of $0.3 million, higher intangible asset amortization of $0.2 million related mainly to the acquisition of Fluorinov intangible assets, and a deferred tax recovery in the three months ended March 31, 2016 related to the acquisition of Fluorinov of $3.7 million. The increased expense was partially offset by a lower net foreign currency loss in 2017 of $0.4 million from holding US denominated cash with a depreciating US dollar compared to $3.6 million for the comparable prior year period.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss
	Three months	Three months
Amounts in Canadian dollars	ended	ended
	March 31, 2017	March 31, 2016
Research and development expenses	$10,198,592	$6,378,672
General and administrative expenses	954,493	1,037,517
Net finance costs	296,996	3,474,993
Income tax expense (recovery)	2,044	(3,686,447)
Net loss and comprehensive loss for the period	11,452,125	7,204,735
Basic and diluted loss per common share	(1.46)	(0.92)

Consolidated statements of financial position
	As at	As at
Amounts in Canadian dollars	March 31, 2017	December 31, 2016
Cash and marketable securities	$41,347,180	$50,472,971
Total assets	57,040,314	66,622,691
Total equity	47,173,722	58,119,519

About Trillium Therapeutics
Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information
This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's belief that one monotherapy AML patient obtained a complete molecular remission, and that 3 of the 6 TTI-621/rituximab combination cohort patients assessed by PET/CT restaging experienced partial metabolic responses, and our expectation that TTI-621 meaningfully contributed to the combination treatment. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage clinical trials may not be indicative of the final results from the trial or be indicative of favorable outcomes in later-stage clinical trials and data are subject to audit for inclusion in the final clinical trial database; clinical data may not demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products and that Trillium can adequately demonstrate TTI-621’s individual contribution in a combination therapy; clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com